Supplement

                                                                February 7, 2006
                                                        Toyota Motor Corporation

                        Financial Results for Nine Months
                    (April 1, 2005 through December 31, 2005)


Consolidated statements of income
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                     (Amounts are rounded to the nearest million yen)
  -------------------------------------------===================-----------------------------------------------------
                                              Nine months ended     Nine months ended        Increase         % of
                                              December 31, 2005     December 31, 2004       (Decrease)       change
  -------------------------------------------------------------------------------------------------------------------
                                                    Million yen           Million yen      Million yen
  Net revenues                                       15,286,547            13,669,727        1,616,820         11.8
  Operating income                                    1,291,702             1,289,149            2,553          0.2
  Income before income taxes, minority
      interest and equity in earnings of
      affiliated companies                            1,495,971             1,360,403          135,568         10.0
  Net income                                            968,094               880,571           87,523          9.9
  -------------------------------------------===================-----------------------------------------------------



Unconsolidated statements of income
(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                      (Amounts less than one million yen are omitted)
  -------------------------------------------===================-----------------------------------------------------
                                              Nine months ended     Nine months ended        Increase         % of
                                              December 31, 2005     December 31, 2004       (Decrease)       change
  -------------------------------------------------------------------------------------------------------------------
                                                    Million yen           Million yen      Million yen
  Net sales                                           7,325,835             6,793,115          532,720          7.8
  Operating income                                      530,925               537,695           (6,770)        (1.3)
  Ordinary income                                       768,975               695,077           73,898         10.6
  Income before income taxes                            768,975               670,080           98,895         14.8
  Net income                                            528,745               419,501          109,244         26.0
  -------------------------------------------===================-----------------------------------------------------